*883/11

13014125

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-53560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HighTower Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Suite 2500
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Pagliuco (312) 962-3810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/14

OATH OR AFFIRMATION

I, Robert S. Pagliuco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HighTower Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public Feb. 20, 2013

OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

HighTower Securities, LLC

Financial Report
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

McGladrey

Independent Auditor's Report

To the Managing Member
HighTower Securities, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of HighTower Securities, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HighTower Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 27, 2013

HighTower Securities, LLC

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 4,162,108
Deposits with clearing brokers	235,094
Receivables from clearing brokers	904,735
Fee income receivable	715,530
Other assets	195,949
Total assets	$ 6,213,416
Liabilities and Member's Equity	
Liabilities	
Due to affiliates	$ 1,290,237
Accounts payable and accrued expenses	61,019
Total liabilities	1,351,256
Member's equity	4,862,160
Total liabilities and member's equity	$ 6,213,416

See Notes to Financial Statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: HighTower Securities, LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). Additionally, the Company is a member of the National Futures Association (NFA) and a registered commodity trading advisor (CTA). Subsequent to year-end, the Company also became registered as an introducing broker (IB). The Company is a wholly owned subsidiary of HighTower Holding, LLC (the Parent).

The Company provides full-service securities brokerage services to retail and institutional customers, primarily through the services provided by its registered representatives and advisors. Pursuant to a clearing agreement between the Company and its clearing brokers, National Financial Services, LLC and JP Morgan Clearing Corp., all securities transactions are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue recognition: The Company earns commission revenues from customer transactions in options, stock, mutual funds and fixed income securities. Commission revenues and related brokerage and clearing costs are recognized on a trade-date basis as securities transactions occur. Fee income consists primarily of income generated by fees on customer assets on deposit with a clearing broker. Fee income is recorded when earned.

The Company also receives commission payments and fee income on client transactions. These include insurance products, variable annuities, mutual funds, 401(k) and 529 Plans. Revenue is recorded when earned.

Interest income consists primarily of income generated by cash deposits held in accounts by the clearing brokers. Interest income is recorded when earned.

Fair value of financial instruments: The Company's financial instruments including cash, deposits with clearing organizations, payables, and due to affiliates are carried at amounts which approximate fair value.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The Company has identified no uncertain tax positions through December 31, 2012, and accordingly, has not recorded a liability for the payment of interest or penalties.

The Parent is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2009.

Reclassification: Certain balances in the prior year financial statements have been reclassified to conform to the current year presentation.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, see Note 5.

Note 2. Deposits with and Receivables from Clearing Brokers

At December 31, 2012, deposits with clearing brokers includes cash deposits totaling $235,094 that are required to be maintained in accordance with the Company's clearing broker agreements.

Receivables from clearing brokers on the statement of financial condition consist of cash and amounts due to the Company from its clearing brokers for commissions and fees earned by the Company.

Note 3. Related Parties

At December 31, 2012, included in the amount due to affiliates is $10,421 due to the Company's Parent for certain shared expenses in accordance with an expense sharing agreement. The expense sharing agreement provides for the Parent to provide certain services to the Company. The Company is allocated an amount equal to the estimated cost of the expenses incurred in connection with providing these services.

Due to affiliates also includes an amount due to an entity affiliated through common ownership in the amount of $1,279,826 for advisory fee income collected by the Company on behalf of such affiliate.

Note 4. Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreement with the clearing brokers require the Company to reimburse the clearing brokers for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by monitoring customer trading activity and by sharing in the commissions and fees earned by the registered representatives servicing those customers.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

In the ordinary course of business, the Company may be subject to various legal and regulatory matters. One current matter outstanding is in its early stages and the Company believes that the claims against it are without merit. The Company believes that the outcome of any such matters, individually or in the aggregate, if unfavorable, would not have a material adverse effect on the results of its financial position or business.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of 6-2/3% of aggregate indebtedness, or $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $3,940,681, which was $3,690,681 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.34 to 1.

At December 31, 2012, the Company reported that it would be withdrawing $1,500,000 of its member's equity on January 14, 2013. The effect of the proposed withdrawal would reduce net capital and excess net capital by the same amount.